Exhibit 3.1

AMENDMENT TO AMENDED AND RESTATED BYLAWS OF
CARDIOVASCULAR SYSTEMS, INC.
Effective April 15, 2014

Pursuant to resolutions duly adopted by the Board of Directors of Cardiovascular Systems, Inc. (the “Company”), effective April 15, 2014 the Amended and Restated Bylaws (the “Bylaws”) of the Company are amended to add a new Article XV at the end of the current Bylaws immediately following Article XIV, “Loans to officers,” which Article XV shall be in the form set forth below:

ARTICLE XV

EXCLUSIVE FORUM FOR CERTAIN ACTIONS

Section 46. Exclusive Forum.

(a)     Exclusive Forum. Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Certificate of Incorporation or these Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to such court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article.

(b)     Enforcement. If any action the subject matter of which is within the scope of paragraph (a) above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce paragraph (a) above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.